ADVANCED SERIES TRUST

GATEWAY CENTER THREE, 4TH FLOOR

100 MULBERRY STREET

NEWARK, NJ 07109

January 25, 2008

Ms. Sally Samuel

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE, MailStop 4644

Washington, DC 20549

Re:                               Advanced Series Trust
Registration Statement on Form N-14 (File No. 333-148347)

Dear Ms. Samuel:

We filed through EDGAR on December 26, 2007 on behalf of Advanced Series Trust (the “Registrant”) a registration statement under the Securities Act of 1933, on Form N-14 (the “Registration Statement”).  The Registration Statement was filed in connection with the special meetings of shareholders (each, a “Meeting”, together, the “Meetings”) of (i) SP Small Cap Growth Portfolio; (ii) SP T. Rowe Price Large Cap Growth Portfolio; (iii) SP Large Cap Value Portfolio; and (iv) SP AIM Core Equity Portfolio (together, the “SP Portfolios”), all of which are series of The Prudential Series Fund.  At the Meetings, shareholders will be asked to vote to approve or disapprove separate acquisitions by various series of the Trust of the SP Portfolios (each, a “Reorganization”, together, the “Reorganizations”).  The effectiveness of the Registration Statement is designated as January 25, 2008.

This letter is intended to respond to your telephone comments of January 17, 2008 on the Registration statement.  Your comments, and our responses thereto as we discussed on the phone, are set forth below.  Our responses will be reflected in an Amendment to be filed on or about May 30, 2008, the closing date of the Reorganizations.  Attached as Exhibit A to this letter, are copies of selected pages from the typeset or EDGARized proof of the Amendment, as applicable, to reflect our responses to your comments.

Prospectus

1.                                       Comment:  The information required to be included on the cover page to the Registration Statement should be included on the first physical page of the cover page.

Response:   We have re-ordered the cover page to include all required information on the first physical page.  Additional information concerning the Registration Statement is included on subsequent pages. [See pages 1-2 of Exhibit A to this letter].

2.                                       Comment:  On the cover page in the third sentence of the paragraph that begins “Each acquisition of assets…”;, the phrase “is not” is duplicated.  Please correct this duplication.

Response:   The requested revision has been made.

3.                                       Comment:  Under “Summary of the Proposals,” in the bullet-point section following the phrase “In considering whether to vote to approve the Plan, you should note:”, describe any considerations not equally applicable to all of the portfolios, separately.

Response:   We have revised this section as requested. [See pages 4-5 of Exhibit A to this letter].

4.                                       Comment:    In the portfolio risk disclosures that include risks related to derivatives, please include disclosure related to the obligation to segregate assets to cover derivative settlement obligations.

Response:    We have added the following disclosure to the risk disclosures for the Small Cap Growth, T. Rowe Price Large Cap Growth, and Large Cap Value Portfolios:

Asset Segregation for Derivative Strategies. As an open-end investment company registered with the Commission, the Portfolio is subject to the federal securities laws, including the 1940 Act, related rules, and various Commission and Commission staff positions. In accordance with these positions, with respect to certain kinds of derivatives, the Portfolio must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other Commission- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Portfolio must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Portfolio is permitted to set aside liquid assets in an amount equal to the Portfolio’s daily marked-to-market (net) obligations, if any (i.e., the Portfolio’s daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, the Portfolio will have the ability to employ leverage to a greater extent than if the Portfolio were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. The Trust reserves the right to modify the Portfolio’s asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the Commission and its staff.

5.                                       Comment:    In the fee table to the Large Cap Value Reorganization please remove the line item from the table describing the SP Large Cap Value voluntary fee waiver.

Response:  The voluntary fee waiver line item applicable to the SP Large Cap Value has been removed.  Please note that the expense cap reflected in the AST Large Cap Value Pro Forma fee table is contractual, and remains in the table.  Further, footnote 3 to the fee table has been revised to reflect that the expense cap is contractual.  [See page 24 of Exhibit A to this letter].

6.                                       Comment:    Please disclose the actual investment management fees paid by each portfolio to the investment managers.

2

Response:  The requested disclosure has been added to the section of the Prospectus titled, “Management of the Portfolios”. [See pages 37 - 39 of Exhibit A to this letter].

7.                                       Comment:    Please disclose the total number of shares outstanding for each portfolio.

Response:    The requested disclosure has been added to the Prospectus. [See page 49 of Exhibit A to this letter].

8.                                       Comment:    Please include in the Prospectus, the website, if any, for the Portfolios.

Response:    The website where additional information concerning the Portfolios can be found, www.annuities.prudential.com, has been added to the section of the Prospectus titled, “Additional Information about the Fund, Trust, and the Portfolios”. [See page 48 of Exhibit A to this letter].

Statement of Additional Information  (“SAI”)

1.                                       Comment:    Please provide a table of contents for the SAI.

Response:   The requested revision has been made.

Part C

1.                                       Comment:     Please include in the exhibits section to the Prospectus, copies of actual, and not “form of”, agreements.

Response:    Exhibit A to the Prospectus, the Plan of Reorganization (the “Plan”) will be finalized and executed (i.e., signed by the appropriate parties) before the copy of the Plan is mailed to Portfolio shareholders and the Exhibit mailed to shareholders will reflect that the Agreement is in final form.

2.                                       Comment:   For all exhibits that are incorporated by reference to the Registration Statement, please include the file number and corresponding exhibit number to each exhibit.

Response:   The requested revisions have made. [See pages C-1 through C-4 of Exhibit A to this letter].

3.                                       Comment:   Please correct the Power of Attorney (“POA”) to include the “/s/” for all signatories.

Response:   Two names inadvertently left off the EDGARized copy of the POA have been restored and the /s/ has been added for each name.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or

3

changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (973) 367-2598 if you have questions or comments or if you require further information.

Sincerely,

/s/ Jelani Roper
Jelani Roper

cc:	Jonathan D. Shain
Christopher E. Palmer

4

Exhibit A

5

PROSPECTUS/PROXY STATEMENT

Dated January 25, 2008

Acquisition of the Assets of	By and in exchange for shares of
SP SMALL CAP GROWTH PORTFOLIO	AST SMALL-CAP GROWTH PORTFOLIO
SP T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO	AST T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO
SP LARGE CAP VALUE PORTFOLIO	AST LARGE-CAP VALUE PORTFOLIO
SP AIM CORE EQUITY PORTFOLIO	AST MARSICO CAPITAL GROWTH PORTFOLIO
EACH A SERIES OF THE PRUDENTIAL SERIES FUND	EACH A SERIES OF ADVANCED SERIES TRUST
Gateway Center Three 100 Mulberry Street Newark, New Jersey 07102-4077 800-752-6342	Gateway Center Three 100 Mulberry Street Newark, New Jersey 07102-4077 800-752-6342

This Prospectus/Proxy Statement is furnished in connection with the Special Meetings (each, a “Meeting” and collectively, the “Meetings”) of Shareholders of the SP Small Cap Growth Portfolio, the SP T. Rowe Price Large Cap Growth Portfolio, the SP Large Cap Value Portfolio, and the SP AIM Core Equity Portfolio (each, an “SP Portfolio” and collectively, the “SP Portfolios”), each a series of The Prudential Series Fund (the “Fund”). At the Meetings, you will be asked to consider and approve a Plan of Reorganization (the “Plan”) that provides for the reorganization of each SP Portfolio into the corresponding Portfolio of Advanced Series Trust (each, an “AST Portfolio” and collectively, the “AST Portfolios”) as shown on the following page.

The Plan provides for the transfer of all of an SP Portfolio’s assets to the corresponding AST Portfolio in exchange for the AST Portfolio’s assumption of all of the SP Portfolio’s liabilities and the AST Portfolio’s issuance to the SP Portfolio of shares of beneficial interest in that AST Portfolio (“the AST Portfolio Shares”). The Plan also provides for the distribution by the SP Portfolio, on a pro rata basis, of such AST Portfolio Shares to its shareholders in complete liquidation of such SP Portfolio. A vote in favor of the Plan by the shareholders of an SP Portfolio will constitute a vote in favor of the liquidation of the applicable SP Portfolio and the termination of such SP Portfolio as a separate series of the Fund.

If the shareholders of an SP Portfolio approve the Plan and the relevant Reorganization is consummated, they will become shareholders of the corresponding AST Portfolio.

This Prospectus/Proxy Statement gives the information about each Reorganization and the issuance of shares of the SP Portfolios that you should know before investing or voting on the Plan. You should read it carefully and retain it for future reference. Additional information about the AST Portfolios has been filed with the Securities and Exchange Commission and can be found in the following documents: (1) The Prospectus of Advanced Series Trust (the “Trust”) relating to the AST Portfolios, dated May 1, 2007, which is incorporated herein by reference and is included, with and considered to be a part of, this Prospectus/Proxy Statement; and (2) The Annual Report to Shareholders of the Trust for the fiscal year ended December 31, 2006 and the Semi-Annual Report to the Shareholders of the Trust for the fiscal period ending June 30, 2007, which are incorporated herein by reference and are included with, and considered to be a part of, this Prospectus/Proxy Statement.

You may request a free copy of a Statement of Additional Information, dated January 25, 2008 (the “SAI”), relating to this Prospectus/Proxy Statement or other documents relating to the Trust without charge by calling 800-752-6342 or by writing to the Trust at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-8065. The SAI is incorporated herein by reference. The Securities and Exchange Commission (“SEC”) maintains a website (www.sec.gov) that contains the SAI and other material incorporated by reference and considered part of this Prospectus/Proxy Statement, together with other information regarding the Trust.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation or any other U.S. government agency. Mutual fund shares involve investment risks, including the possible loss of principal.

The AST Portfolio Shares received by an SP Portfolio will have an aggregate net asset value that is equal to the aggregate net asset value of the SP Portfolio shares that are outstanding immediately prior to such reorganization transaction.

SP Portfolio (Target Fund)	AST Portfolio (Acquiring Fund)	Name of Reorganization
SP Small Cap Growth Portfolio (referred to herein as Small Cap Growth Portfolio)	AST Small-Cap Growth Portfolio	Small Cap Growth Reorganization

SP T. Rowe Price Large Cap Growth Portfolio (referred to herein as T. Rowe Price Large Cap Growth Portfolio)	AST T. Rowe Price Large-Cap Growth Portfolio	T. Rowe Price Large-Cap Growth Reorganization

SP Large Cap Value Portfolio (referred to herein as Large Cap Value Portfolio)	AST Large Cap Value Portfolio	Large Cap Value Reorganization

SP AIM Core Equity Portfolio (referred to herein as AIM Core Equity Portfolio)	AST Marsico Capital Growth Portfolio	Core Equity – Capital Growth Reorganization

The SP Portfolios of the Fund serve as underlying mutual funds for variable annuity contracts and variable life insurance policies (the “Contracts”) issued by life insurance companies (“Participating Life Insurance Companies”). Each Participating Insurance Company holds assets invested in these Contracts in various separate accounts, each of which is divided into sub-accounts investing exclusively in a mutual fund or in a portfolio of a mutual fund. Therefore, Contract owners who have allocated their account values to applicable sub-accounts are indirectly invested in the applicable SP Portfolio through the Contracts and should consider themselves shareholders of the applicable SP Portfolio for purposes of this Prospectus/Proxy Statement. Each Participating Insurance Company is required to offer Contract owners the opportunity to instruct it, as owner of record of shares held in the applicable Portfolio by its separate accounts, how it should vote on the Plan at the Meeting and at any adjournments thereof.

Each acquisition of assets and assumption of liabilities of an SP Portfolio by the corresponding AST Portfolio is individually referred to herein as a “Reorganization,” and these transactions are collectively referred to herein as the “Reorganizations.” Under the Plan, shareholder approval of any one Reorganization is not contingent upon, and will not affect in any way, shareholder approval of any other Reorganization. In addition, the consummation of any one Reorganization is not contingent upon, and will not affect in any way, the consummation of any other Reorganization. Shareholders should consider each proposal independently of the other proposals.

The Board of Trustees of the Fund is soliciting these voting instructions on behalf of the SP Portfolios. This Prospectus/Proxy Statement will first be sent to contract owners on or about January 25, 2008.

The Meetings will be held at the offices of the Fund, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-8065, on March 5, 2008, at the times indicated below:

SP Portfolio	Meeting Time
Small Cap Growth Portfolio	10:00 a.m. Eastern time

T. Rowe Price Large Cap Growth Portfolio	10:30 a.m. Eastern time

Large Cap Value Portfolio	11:00 a.m. Eastern time

AIM Core Equity Portfolio	11:30 a.m. Eastern time

SUMMARY OF THE PROPOSALS

This section is only a summary of certain information contained in this Prospectus/Proxy Statement. You should read the more complete information in the rest of this Prospectus/Proxy Statement, including the Plan (Exhibit A) and the Prospectus for the SP Portfolios (Exhibit B).

You are being asked to consider and approve the Plan with respect to the SP Portfolios for which you are a beneficial shareholder. Shareholder approval of the Plan and consummation of a Reorganization will have the effect of reorganizing an SP Portfolio into the corresponding AST Portfolio, resulting in a single mutual fund. The investment objectives of each SP Portfolio and the corresponding AST Portfolio are comparable. The investment objectives of each SP Portfolio and corresponding AST Portfolio are listed below:

		Page of Proxy
		Statement
		on which specific
Portfolio Name	Investment Objective	description begins
Small Cap Growth Portfolio	Long-term capital growth	N/A

AST Small-Cap Growth Portfolio	Long-term capital growth	3

T. Rowe Price Large Cap Growth Portfolio	Long-term growth of capital	N/A

AST T. Rowe Price-Large Cap Growth Portfolio	Long-term capital growth	10

Large Cap Value Portfolio	Long-term growth of capital	N/A

AST Large Cap Value Portfolio	Current income and Long term growth of income, as well as Capital Appreciation	17

AIM Core Equity Portfolio	Growth of Capital	N/A

AST Marsico Capital Growth Portfolio	Capital Growth	23

As further explained on page 28, Prudential Investments LLC (“PI”) serves as Investment Manager for each of the SP Portfolios under a manager-of-managers structure pursuant to which it supervises the applicable subadviser or subadvisers. AST Investment Services, Inc. and PI serve as co-managers (“Investment Managers”) of each of the AST Portfolios and supervise the applicable Subadviser or subadvisers.

Shareholders of each SP Portfolio will have their shares exchanged for shares of the corresponding AST Portfolio of equal dollar value based upon the value of the shares at the time the SP Portfolio’s net assets are transferred to the corresponding AST Portfolio. After the transfer of net assets and exchange of shares have been completed, the particular SP Portfolio will be liquidated and dissolved. As a result of the relevant Reorganization, you will cease to be a beneficial shareholder of your SP Portfolio and will become a beneficial shareholder of the corresponding AST Portfolio.

For the reasons set forth in the “Reasons for the Reorganization” section, the Board of Trustees of the Fund and the Board of Trustees of the Trust have determined that the Reorganization is in the best interests of the shareholders of each SP Portfolio and each corresponding AST Portfolio, and have also concluded that no dilution in value would result to the shareholders of any Portfolio as a result of the Reorganization.

The Board of Trustees of the Fund and the Board of Trustees of the Trust, on behalf of their respective Portfolios, have approved the Plan and unanimously recommend that you vote to approve the Plan.

In considering whether to vote to approve the Plan, you should note:

•  For each Reorganization, the SP Portfolio and the corresponding AST Portfolio have substantially similar investment objectives, policies and restrictions;

•  For each Reorganization, the AST Portfolio is larger than the corresponding SP Portfolio;

•  For each Reorganization, assuming that the Contracts qualify for the federal tax-deferred treatment applicable to certain variable insurance products, the Plan is not expected to result in taxable gain or loss for U.S. federal income tax purposes for Contract owners that beneficially own shares of the SP Portfolios.

•  For the Small Cap Growth Reorganization:

1.  the SP Portfolio and the corresponding AST Portfolio have the same subadviser(s);

2.  the AST Portfolio has a lower contractual investment management fee rate than the corresponding SP Portfolio; and

3.  for the twelve months ended June 30, 2007, the annualized operating expense ratio for the AST portfolio was lower than for the corresponding SP Portfolio;

•  For the T. Rowe Price Large Cap Growth Reorganization:

1.  the SP Portfolio and the corresponding AST Portfolio have the same subadviser;

2.  the AST Portfolio has a lower contractual investment management fee rate than the corresponding SP Portfolio; and

3.  for the twelve months ended June 30, 2007, the annualized operating expense ratio for the AST portfolio was lower than for the corresponding SP Portfolio;

•  For the Large Cap Value Reorganization:

1.  the SP Portfolio and the corresponding AST Portfolio have the same subadviser(s);

2.  the AST Portfolio has a lower contractual investment management fee rate than the corresponding SP Portfolio, and the Investment Managers have agreed to limit the annual expense ratio for the AST Portfolio for two years from the date of the Reorganization to equal the expense ratio that applied to the corresponding SP Portfolio for the twelve months ended June 30, 2007; and

•  For the Core Equity-Capital Growth Reorganization, although the AST Portfolio has a higher contractual investment management fee rate than the corresponding SP Portfolio, the total annual operating expense ratio for the AST Portfolio was lower than that of the corresponding SP Portfolio for the twelve months ended June 30, 2007.

Voting

Each Contract owner invested in any one or more of the SP Portfolios at the close of business on December 20, 2007 (the “Record Date”) will be entitled to instruct the relevant Participating Insurance Company how to vote at the Meeting, and will be entitled to give voting instructions equivalent to one vote for each full share and a fractional vote for each fractional share of the SP Portfolio that he or she beneficially owns. In addition, each Participating Insurance Company will vote all shares of the SP Portfolio for which it does not receive voting instructions, and it will vote those shares in the same proportion as the votes cast by Contract owners. The presence at the Meeting of the Participating Insurance Companies will be sufficient to constitute a quorum. Therefore, this proportional voting procedure may result in a relatively small number of Contract owners determining the outcome of the vote.

Approval of each Reorganization requires the affirmative vote of the lesser of (i) 67% or more of the shares present at the Meeting, provided that more than 50% of the shares are present in person or represented by proxy at the Meeting, or (ii) a majority of the shares entitle to vote.

Please provide voting instructions as soon as you receive this Prospectus/Proxy Statement. You may provide your voting instructions to Prudential by completing and signing the enclosed voting instruction card or by phone. If you vote by either of these methods, your votes will be officially cast at the Meeting by the relevant Participating Insurance Company acting through the persons appointed as proxies.

You can revoke or change your voting instructions at any time until the vote is taken at the Meeting. For more details about shareholder voting, see the “Voting Information” section of this Prospectus/Proxy Statement.

The following unaudited fee table does not reflect any Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth below. The Contract charges will not change as a result of the relevant Reorganization. See your Contract prospectus for more information about Contract charges.

Shareholder Fees (fees paid directly from your investment)

	Large Cap Value Portfolio(1)		AST Large Cap Value Portfolio(1),(2)		AST Large Cap Value Portfolio Pro Forma Surviving(3)
Maximum sales charge (load) imposed on purchases	N/A	*	N/A	*	N/A	*
Maximum deferred sales charge (load)	N/A	*	N/A	*	N/A	*
Maximum sales charge (load) imposed on reinvested dividends	N/A	*	N/A	*	N/A	*
Redemption Fee	N/A	*	N/A	*	N/A	*
Exchange Fee	N/A	*	N/A	*	N/A	*

*  Because Large Cap Value Portfolio shares are generally purchased through variable insurance products, the prospectus of the relevant product should be carefully reviewed for information on the charges and expenses of those products. This table does not reflect any such charges; and the expenses shown would be higher if such charges were reflected.

Annual Portfolio Operating Expenses
(expenses that are deducted from Portfolio assets)

	Large Cap Value Portfolio(1)	AST Large Cap Value Portfolio(1),(2)	AST Large Cap Value Portfolio Pro Forma Surviving(3)
Management Fees	0.80%	0.75%	0.75%
Distribution (12b-1) fees	None	None	None
Other expenses	0.03%	0.09%	0.09%
Total annual portfolio operating expenses	0.83%	0.84%	0.84%
— Advisory fee waiver or expense reimbursement	None	None	0.01%
= Net annual portfolio operating expenses	0.83%	0.84%	0.83%

1  Expenses are based upon the expenses for the Portfolio for the twelve months ended June 30, 2007.

2  Expenses are based upon the expenses for the AST Large Cap Value Portfolio for the twelve months ended June 30, 2007. Shares of the AST Large Cap Value Portfolio are generally purchased through variable insurance products. The Trust has entered into arrangements with the issuers of the variable insurance products offering the AST Large Cap Value Portfolio under which the Trust compensates the issuers 0.10% for providing ongoing services to AST Large Cap Value Portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in “Other Expenses.” Subject to the expense limitations described below, 0.03% of the 0.10% administrative services fee is voluntarily waived for the AST Large Cap Value Portfolio. Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit total expenses for the AST Large Cap Value Portfolio so that its total annual operating expenses do not exceed 1.20% of its average daily net assets. These voluntary arrangements may be discontinued or otherwise modified at any time.

3  The expenses for the AST Large Cap Value Portfolio (Pro Forma Surviving) represent the estimated annualized expenses assuming the AST Large Cap Value Portfolio had acquired all of the assets and assumed all of the liabilities of the Large Cap Value Portfolio as of June 30, 2007. After the Reorganization, the investment advisory fee paid by the AST Large Cap Value Portfolio (Pro Forma Surviving) will be at the AST Large Cap Value Portfolio’s contractual rate. Prudential Investments and AST Investment Services have contractually agreed to limit the annualized expense ratio to 0.83% for at least two years from the date of the Reorganization between subadvisers, or change the allocation of cash inflows or cash outflows among subadvisers for any reason and at any time without notice. As a consequence, the Investment Managers may allocate assets or cash flows from a portfolio segment that has appreciated more to another portfolio segment.

Reallocations of assets among the subadvisers may result in additional costs since sales of securities may result in higher portfolio turnover. Also, because the subadvisers select portfolio securities independently, it is possible that a security held by a portfolio segment may also be held by another portfolio segment of the Portfolio or that certain subadvisers may simultaneously favor the same industry. The Investment Managers will monitor the overall portfolio to ensure that any such overlaps do not create an unintended industry concentration. In addition, if a subadviser buys a security as another subadviser sells it, the net position of the Portfolio in the security may be approximately the same as it would have been with a single portfolio and no such sale and purchase, but the Portfolio will have incurred additional costs. The Investment Managers will consider these costs in determining the allocation of assets or cash flows. The Investment Managers will consider the timing of asset and cash flow reallocations based upon the best interests of each Portfolio and its shareholders.

A discussion regarding the basis for the Board’s approval of the Fund’s investment advisory agreements is available in the Fund’s semi-annual report (for agreements approved during the six month period ended June 30) and in the Fund’s annual report (for agreements approved during the six month period ended December 31).

Investment Manager of the Fund. Prudential Investments LLC (PI), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the overall investment manager for the Fund. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. PI and its predecessors have served as manager and administrator to investment companies since 1987. As of December 31, 2006, PI served as the investment manager to all of the Prudential U.S. and offshore investment companies, and as manager or administrator to closed-end investment companies, with aggregate assets of approximately $106.6 billion.

The Fund uses a “manager-of-managers” structure similar to the Trust, which is described in the previous section.

The chart below lists the investment management fees paid by the Portfolios to the Manager.

Management Fees Paid by the Portfolios

Portfolio	2006	2005	2004
AST Small-Cap Growth Portfolio	1,637,591	1,755,148	2,331,618
SP Small Cap Growth	1,316,693	1,634,440	1,090,179
AST T. Rowe Price Large-Cap Growth Portfolio	8,068,816	2,108,086	2,255,999
SP T. Rowe Price Large Cap Growth	669,994	597,957	849,105
AST Large-Cap Value Portfolio	11,065,961	5,079,230	4,457,421
SP Large Cap Value	7,094,083	5,712,657	2,870,992
AST Marsico Capital Growth Portfolio	32,469,245	24,221,096	17,125,762
SP AIM Core Equity	301,787	282,497	224,337

Subadvisers of the Portfolios. Information about the subadviser for each Portfolio is set forth below. The Trust’s Statement of Additional Information provides additional information about each portfolio manager’s compensation, other accounts that each portfolio manager manages, and ownership of Trust securities by each portfolio manager.

Portfolios	Investment Subadviser(s)
SP Small Cap Growth Portfolio	Neuberger Berman Management Inc. Eagle Asset Management

AST Small Cap Growth Portfolio	Neuberger Berman Management Inc. Eagle Asset Management

SP T. Rowe Price Large Cap Growth Portfolio	T. Rowe Price Associates, Inc.

Portfolios	Investment Subadviser(s)
AST T. Rowe Price Large Cap Growth Portfolio	T. Rowe Price Associates, Inc.

SP Large Cap Value Portfolio	J.P. Morgan Investment Management, Inc. Hotchkis and Wiley Capital Management LLC Dreman Value Management LLC

AST Large Cap Value Portfolio	J.P. Morgan Investment Management, Inc. Hotchkis and Wiley Capital Management LLC Dreman Value Management LLC

SP AIM Core Equity Portfolio	AIM Capital Management, Inc.

AST Marsico Capital Growth Portfolio	Marsico Capital Management, LLC

Subadvisory Fees paid to Subadvisers.

Fee Waiver Notes to Subadviser Fee Rate Table:

Neuberger Berman: Neuberger Berman has agreed to a voluntary subadvisory fee waiver arrangement that will apply across each of the SP Small-Cap Growth Portfolio of The Prudential Series Fund, the AST Small-Cap Growth Portfolio, the AST Neuberger Berman Small-Cap Growth Portfolio, the AST Neuberger Berman Mid-Cap Growth Portfolio, and the AST Neuberger Berman Mid-Cap Value Portfolio (collectively, the Neuberger Berman Portfolios). This voluntary fee waiver arrangement may be terminated by Neuberger Berman at any time. As described below, this voluntary group fee waiver will be applied to the effective subadvisory fees paid by PI and AST to Neuberger Berman and will be based upon the combined average daily net assets of the Neuberger Berman Portfolios. The investment management fees paid by each Neuberger Berman Portfolio will remain unchanged. –Combined assets up to $750 million: No fee reduction. –Combined assets between $750 million and $1.5 billion: 5% reduction to effective subadvisory fee. –Combined assets between $1.5 billion and $3 billion: 7.5% reduction to effective subadvisory fee. –Combined assets above $3 billion: 10% reduction to effective subadvisory fee.

T. Rowe Price: T. Rowe Price has agreed to a voluntary subadvisory fee waiver arrangement for the indicated Portfolios to the extent necessary to reduce the effective monthly subadvisory fees for the Portfolios listed below by the following percentages based on the combined average daily net assets of the indicated Portfolios: –Combined assets up to $750 million: No fee reduction. –Combined assets between $750 million and $1.5 billion: 5.0% fee reduction. –Combined assets between $1.5 billion and $3.0 billion: 7.5% fee reduction. –Assets above $3.0 billion: 10.0% fee reduction. The assets for each Portfolio, or portion thereof subadvised by T. Rowe Price, and the subadvisory fees of the Portfolios listed below will be aggregated for purposes of calculating the amount of the monthly subadvisory fee waiver: –Advanced Series Trust AST T. Rowe Price Asset Allocation Portfolio –Advanced Series Trust AST T. Rowe Price Global Bond Portfolio –Advanced Series Trust AST T. Rowe Price Large-Cap Growth Portfolio –Advanced Series Trust AST T. Rowe Price Natural Resources Portfolio – Advanced Series Trust AST Advanced Strategies Portfolio –The Prudential Series Fund Global Portfolio –The Prudential Series Fund SP T. Rowe Price Large-Cap Growth Portfolio –Strategic Partners Mutual Funds, Inc. –Strategic Partners Equity Income Fund

Subadvisory Fees Paid by PI

Portfolio	Subadviser	2006	2005	2004
AST Small-Cap Growth Portfolio	Neuberger Berman Management, Inc.	417,458	395,520	1,234,434

	Eagle Asset Management	416,351	386,932	N/A

Portfolio	Subadviser	2006	2005	2004
SP Small Cap Growth	Eagle Asset Management	313,341	263,109	—

	Neuberger Berman Management, Inc.	316,372	288,340	—

	INVESCO Institutional (N.A.)	—	—	72,956

	State Street Research and Management Company	—	299,624	494,398

AST T. Rowe Price Large-Cap Growth Portfolio	T. Rowe Price	3,200,806	183,475	N/A

	Alliance Bernstein L.P.	68,596	753,030	1,022,666

SP T. Rowe Price Large Cap Growth	Alliance Bernstein L.P.	—	370,2421	566,070

	T. Rowe Price Associates, Inc.	301,463	18,931	—

AST Large-Cap Value Portfolio	Hotchkis and Wiley Capital Management LLC	990,511	1,798,663	1,884,861

	JP Morgan	1,999,149	27,245	N/A

	Dreman Value Management LLC	1,043,657	—	N/A

SP Large Cap Value	Fidelity Management & Research Co.	—	—	19,163

	J.P. Morgan Investment Management, Inc.	1,230,614	1,069,782	529,879

	Hotchkis and Wiley Capital Management LLC	652,013	1,072,762	535,245

	Dreman Value Management LLC	666,894	—	—

AST Marsico Capital Growth Portfolio	Marsico Capital Management LLC	13,200,438	10,009,800	7,334,034

SP AIM Core Equity	A I M Capital Management, Inc.	195,261	182,792	145,159

SP Small Cap Growth Portfolio
AST Small Cap Growth Portfolio

Neuberger Berman Management Inc. is a wholly owned subsidiary of Neuberger Berman Inc. (“NBI”), which is a wholly owned subsidiary of Lehman Brothers Holdings Inc. (“LBHI”). LBHI, which trades on the New York Stock Exchange under the ticker symbol “LEH” through its subsidiaries (LBHI and its subsidiaries collectively “Lehman Brothers”), is one of the leading global investment banks, serving institutional, corporate, government and high net worth individual clients. Lehman Brothers, which is a registered broker-dealer, futures commission merchant and investment adviser, provides a full array of capital markets products, investment banking services and investment management and advisory services worldwide. Neuberger Berman and its affiliates had approximately $126.9 billion in assets under management as of December 31, 2006. Neuberger Berman’s address is 605 Third Avenue, New York, New York 10158.

Michael Fasciano, CFA, is responsible for the day-to-day management of the portion of the Portfolio advised by Neuberger Berman. Mr. Fasciano has been a managing director of Neuberger Berman since 2001. From 1986 through 2001, Mr. Fasciano was President of Fasciano Company,Inc. From 1983 to 1986, Mr. Fasciano was an

How to Vote

You can vote your shares in any one of three ways:

•  By mail, with the enclosed proxy card,

•  In person at the Meeting, or

•  By phone.

If you simply sign and date the proxy but give no voting instructions, your shares will be voted by Prudential in favor of the Plan and in accordance with the views of management upon any unexpected matters that come before the Meeting or adjournment of the Meeting.

Revoking Voting Instructions

Contract owners executing and returning voting instructions may revoke such instructions at any time prior to exercise of those instructions by written notice of such revocation to the Secretary of the Trust, by execution of subsequent voting instructions, or by voting in person at the Meeting.

Other Matters

The Board of Trustees of the Fund does not intend to bring any matters before the Meetings other than those described in this Prospectus/Proxy Statement. It is not aware of any other matters to be brought before the Meetings by others. If any other matter legally comes before any of the Meetings, it is intended that the persons named in the enclosed proxy will vote in accordance with their judgment.

Solicitation of Voting Instructions

Voting instructions will be solicited principally by mailing this Prospectus/Proxy Statement and its enclosures, but instructions also may be solicited by telephone, facsimile, through electronic means such as email, or in person by officers or representatives of the Fund or the Participating Insurance Company. If the record owner of a Contract is a custodian, nominee, or fiduciary, the Fund may send proxy materials to the record owner for any beneficial owners that such record owner may represent. The Fund may reimburse custodians, nominees, and fiduciaries for their reasonable expenses incurred in connection with proxy solicitations of such beneficial owners.

ADDITIONAL INFORMATION ABOUT THE FUND, TRUST AND THE PORTFOLIOS

The SP Portfolios are series of The Prudential Series Fund and the AST Portfolios are separate series of Advanced Series Trust; both of which are open-end management investment companies registered with the SEC under the Investment Company Act. Each Portfolio is, in effect, a separate mutual fund.

Additional information about the AST Portfolios is included in Exhibit B.

Additional information about the SP Portfolios is included in the prospectus for the Fund, dated May 1, 2007, and the portions of that prospectus relating to the SP Portfolios described herein are incorporated herein by reference. Further information about both Portfolios is included in the Statement of Additional Information of the Fund, dated May 1, 2007, and the portions of that document relating to the Portfolios are incorporated herein by reference. These documents are available upon request and without charge by calling 800-752-6342 or by writing to the Fund at Gateway Center Three, 100 Mulberry Street, Newark, NJ 07102.

Additional information about the SP Portfolios and the AST Portfolios may be found on their website, located at www.annuities.prudential.com.

The Fund, on behalf of the Portfolios, files proxy materials, reports, and other information with the SEC in accordance with the informational requirements of the Securities Exchange Act of 1934 and the InvestmentCompany Act. The Fund also prepares an annual report, which includes the management discussion and analysis. The annual report is available both from the SEC and from the Fund. These materials can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, and at the Regional Offices of the

SEC located in New York City at 233 Broadway, New York, NY 10279. Also, copies of such material can be obtained from the SEC’s Public Reference Section, Washington, DC 20549-6009, upon payment of prescribed fees, or from the SEC’s Internet address at http://www.sec.gov.

SHARES OUTSTANDING

The table below sets forth, as of the Record Date, the number of shares of the SP Portfolios and the AST Portfolios that are outstanding.

Portfolio	Number of Outstanding Shares
SP Small Cap Growth	16,840,616
AST Small Cap Growth	9,385,878
SP AIM Core Equity	4,326,441
AST Marsico Capital Growth	234,217,890
SP Large Cap Value	70,625,207
AST Large Cap Value	112,557,850
SP T. Rowe Price Large Cap Growth	9,949,211
AST T. Rowe Price Large Cap Growth	180,476,206

PART C

PART C.                         OTHER INFORMATION

ITEM 15.                                               Indemnification

Section 5.2 of the Amended and Restated Declaration of Trust provides as follows:

The Trust shall indemnify each of its Trustees, Trustees Emeritus, officers, employees, and agents (including persons who serve at its request as directors, officers, employees, agents or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, trustee emeritus, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to be liable to the Trust or its Shareholders by reason of having acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts, that (i) such person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and (ii) is not liable to the Trust or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties; or the trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that (x) if the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person, and (y) based upon a review of readily available facts such trustee, officer, employee or agent did not engage in willful misfeasance, gross negligence or reckless disregard of duty.  The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise.  The Trustees may make advance payments in connection with indemnification under this Section 5.2, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification and, provided further, that the Trust shall have obtained protection, satisfactory in the sole judgement of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), against losses arising out of such advance payments or such Trustees , or independent legal counsel, in a written opinion, shall have determined, based upon a review of readily available facts that there is reason to believe that such person will be found to be entitled to such indemnification.

With respect to liability of the Investment Manager to Registrant or to shareholders of Registrant’s Portfolios under the Investment Management Agreements, reference is made to Section 13 or 14 of each form of Investment Management Agreement filed herewith or incorporated by reference herein.

With respect to the Sub-Advisors’ indemnification of the Investment Manager and its affiliated and controlling persons, and the Investment Manager’s indemnification of each subadviser and its affiliated and controlling persons, reference is made to Section 14 of each form of Sub-Advisory Agreement filed herewith or incorporated by reference herein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, trustees emeritus, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant or expenses incurred or paid by a trustee, trustee emeritus, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, trustee emeritus, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.                                               Exhibits

(1).                               Amended and Restated Declaration of Trust of Registrant. Filed as exhibit (a) to Post-Effective Amendment No. 50 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on February 18, 2005, (File No. 33-24962) and is incorporated herein by reference.

(2).                               By-laws of Registrant. Filed as exhibit (b) to Post-Effective Amendment No. 50 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on February 18, 2005, (File No. 33-24962) and is incorporated herein by reference.

(3).                             None.

(4).                             Agreement and Plan of Reorganization by and between Advanced Series Trust and The Prudential Series Fund.  Filed herewith as Exhibit A to the Proxy Statement/Prospectus contained within this Registration Statement.

(5).                             None.

(6).                             (a) Form of Investment Management Agreement among the Registrant, American Skandia Investment Services, Incorporated and Prudential Investments LLC for the various portfolios of the Registrant. Filed as exhibit (d)(1) to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, (File No. 811-05186) and is incorporated herein by reference.

(b) Amended Fee Schedule to Investment Management Agreement. Filed as exhibit (d)(1)(c) to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, (File No. 811-05186) and is incorporated herein by reference.

(c) Sub-advisory Agreement among American Skandia Investment Services, Incorporated and Hotchkis and Wiley Capital Management LLC for the AST Large-Cap Value Portfolio. Filed as exhibit (d)(16) to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, (File No. 811-05186) and is incorporated herein by reference.

(d) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC for the AST Marsico Capital Growth Portfolio. Filed as exhibit (d)(19) to Post-Effective Amendment No. 49 to Registration Statement, which Amendment was filed via EDGAR on April 30, 2004, (File No. 811-05186) and is incorporated herein by reference.

(e) Amendment to Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Marsico Capital Management, LLC for the AST Marsico Capital Growth Portfolio. Filed as exhibit (d)(18)(b) to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, (File No. 811-05186) and is incorporated herein by reference.

(f) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Neuberger Berman Management, Inc. for the AST Small-Cap Growth Portfolio. Filed as Exhibit (d)(21) to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, (File No. 811-05186) and is incorporated herein by reference.

(g) Voluntary subadvisory fee waiver arrangement applicable to Portfolios subadvised by Newberger Berman Management, Inc. Filed as Exhibit (d)(19)(b) to Post-Effective Amendment No.62 to the Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, (File No. 811-05186) and is incorporated herein by reference.

(h) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and Eagle Asset Management for the AST Small-Cap Growth Portfolio. Filed as Exhibit (d)(22) to Post-Effective Amendment No. 52 to the Registration Statement, which Amendment was filed via EDGAR on April 29, 2005, (File No. 811-05186) and is incorporated herein by reference.

(i) Sub-advisory Agreement among American Skandia Investment Services, Incorporated, Prudential Investments LLC and T. Rowe Price Associates, Inc., for the AST T. Rowe Price Large-Cap Growth Portfolio. Filed as exhibit (d)(53)(a) to Post-Effective Amendment No. 62 to Registration Statement, which Amendment was filed via EDGAR on April 26, 2007, (File No. 811-05186) and is incorporated herein by reference.

(7).                               (a)                                Sales Agreement between Registrant and American Skandia Life Assurance Corporation.  Filed as exhibit (6)(a) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on March 2, 1998, (File No. 33-24962) and is incorporated herein by reference.

(b)                                 Sales Agreement between Registrant and Kemper Investors Life Insurance Company.  Filed as Exhibit (6)(b) to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on December 24, 1996, (File No. 33-24962) and is incorporated herein by reference.

(8).                                                                               None.

(9)                                  (a)                                Amended and Restated Custody Agreement between Registrant and Morgan Stanley Trust Company.  Filed as Exhibit (5)(hhh) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on October 16, 1998, (File No. 33-24962) and is incorporated herein by reference.

(b)                                 Foreign Custody Manager Delegation Amendment between Registrant and The Chase Manhattan Bank.  Filed as Exhibit (g)(3) to Post-Effective Amendment No. 40 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on July 16, 2001, (File No. 33-24962) and is incorporated herein by reference.

(c)                                 Amended Custodian Agreement between Registrant and Provident National Bank.  Filed as Exhibit (8)(b) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on March 2, 1998, (File No. 33-24962) and is incorporated herein by reference.

(d)                                Amendment to Custodian Services Agreement between Registrant and PNC Bank, N.A.  Filed as Exhibit (8)(d) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on October 16, 1998, (File No. 33-24962) and is incorporated herein by reference.

(e)                                 Custodian Services Agreement dated July 1, 2005 between the Registrant and PFPC Trust Company. Filed as Exhibit (g)(1) to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, (File No. 811-05186) and is incorporated herein by reference.

(f)                                   Transfer Agency Services Agreement dated July 1, 2005 between the Registrant and PFPC Inc. Filed as Exhibit (g)(2) to Post-Effective Amendment No. 58 to Registration Statement, which Amendment was filed via EDGAR on April 28, 2006, (File No. 811-05186) and is incorporated herein by reference.

(10).        Not applicable.

(11).        Opinion and Consent of Goodwin Procter LLP, counsel for Registrant.  Filed herewith.

(12).        Form of Opinion and Consent of Shearman & Sterling LLP, special tax counsel to Registrant, supporting tax matters and consequences to shareholders. To be filed by Amendment.

(13).                         (a)                               Amended Administration Agreement between Registrant and Provident Financial Processing Corporation.  Filed as Exhibit (9)(a) to Post-Effective Amendment No. 25 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on March 2, 1998, (File No. 33-24962) and is incorporated herein by reference.

(b)                                 Service Agreement between American Skandia Investment Services, Incorporated and Kemper Investors Life Insurance Company.  Filed as Exhibit (b)(6) to Post-Effective Amendment No. 21 to Registration Statement on Form N-1A, which Amendment was filed via EDGAR on February 28, 1997, (File No. 33-24962) and is incorporated herein by reference.

(c)                                  Amended and Restated Participation Agreement dated June 8, 2005 by and among Registrant, American Skandia Life Assurance Corporation, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc. and Prudential Investment Management Services LLC. Filed as Exhibit (13)(e) to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, (File No. 333-126542) and is incorporated herein by reference.

(d)                                 Amended and Restated Participation Agreement dated June 8, 2005 by and among Registrant, Pruco Life Insurance Company, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc. and Prudential Investment Management Services LLC. Filed as Exhibit (13)(d) to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, (File No. 333-126542) and is incorporated herein by reference.

(e)                                  Amended and Restated Participation Agreement dated June 8, 2005 by and among Registrant, Pruco Life Insurance Company of New Jersey, American Skandia Investment Services, Inc., Prudential Investments LLC, American Skandia Marketing, Inc. and Prudential Investment Management Services LLC. Filed as Exhibit (13)(c) to the Registration Statement on Form N-14, which was filed via EDGAR on July 12, 2005, (File No. 333-126542) and is incorporated herein by reference.

(14).                         Consent of Independent Registered Public Accounting Firm, KPMG LLP. Filed herewith.

(15).                         None.

(16).                         Power of Attorney. Filed herewith.

(17).                           Form of voting instruction cards: SP Small Cap Growth Portfolio; SP T. Rowe Price Large Cap Growth Portfolio; SP Large Cap Value; SP AIM Core Equity Portfolio. Filed herewith.